UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             ENCORE ACQUISITION CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29255W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 29255W100                     13G                   Page 2 of 8 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    -------------------------------------------------------------
    SAMUEL R. SHAPIRO -- S.S. 259 50 4489



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    ----------------------------------------------------------------
    SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN


NUMBER OF                5.  SOLE VOTING POWER                                 0
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                               0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                            0
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                          0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0%


12. TYPE OF REPORTING PERSON*
          IN

Cusip No. 29255W100                     13G                   Page 3 of 8 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    -------------------------------------------------------------
    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. -- ID NO. 58-1830170



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    ----------------------------------------------------------------
    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. IS A GEORGIA CORPORATION


NUMBER OF                5.  SOLE VOTING POWER                         1,340,900
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                               0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                    1,340,900
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                          0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,340,900


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.41%


12. TYPE OF REPORTING PERSON*
          IA

Cusip No. 29255W100                     13G                   Page 4 of 8 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    -------------------------------------------------------------
    THE KALEIDOSCOPE FUND, LP -- ID NO. 58-2126127



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    ----------------------------------------------------------------
    THE KALEIDOSCOPE FUND IS A GEORGIA LIMITED PARTNERSHIP


NUMBER OF                5.  SOLE VOTING POWER                                0
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                              0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                           0
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          .0%


12. TYPE OF REPORTING PERSON*
          IN

Cusip No. 29255W100                        13G                Page 5 of 8 Pages


Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          ENCORE ACQUISITION CO.


   (b)  Address of Issuer's Principal Executive Offices:
          777 MAIN STREET SUITE 1400 FORT WORTH, TX 76102



2. (a)  Name of Person Filing:
          SAMUEL R. SHAPIRO, SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. THE KALEIDOSCOPE FUND, L.P.



   (b)  Address of Principal Business Office for Each of the Above:
          3060 PEACHTREE ROAD,  SUTIE 1555 N.W., ATLANTA, GEORGIA 30305




   (c)  Citizenship:
          SAMUEL R. SHAPIRO -- U.S. CITIZEN
          SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. -- GEORGIA CORPORATION THE KALEIDOSCOPE FUND IS A GEORGIA LIMITED PARTNERSHIP


   (d)  Title of  Class of  Securities:
          COMMON STOCK, $0.01 PAR VALUE



   (e)  CUSIP Number:
          29255W100



3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          IA

Cusip No. 29255W100                         13G                Page 6 of 8 Pages




4. Ownership:
   (a) Amount Beneficially Owned:                                     1,340,900

   (b) Percent of Class:                                                   4.41%

   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote               1,340,900
         (ii)  shared power to vote or to direct the vote                     0
         (iii) sole power to dispose or to direct the disposition of  1,340,900
         (iv)  shared power to dispose or to direct the disposition of        0


5. Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/

6.  Ownership of More than Five Percent on Behalf of Another Person:
     See attached


7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
     N/A


8.  Identification and Classification of Members of the Group:
     N/A


9.  Notice of Dissolution of  Group:
     N/A


10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   -----------------------
                                                             Date:


                                                   -----------------------
                                                          Signature


                                                   -----------------------
                                                          Name/Title

Cusip No. 29255W100                         13G                Page 7 of 8 Pages


INTRODUCTORY NOTE

This Schedule 13G is being filed by Shapiro Capital Management Company, Inc., an investment adviser under the Investment Advisers Act of 1940. One or more of Shapiro Capital Management Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management Company, Inc. has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

This Schedule 13G is also being filed by Samuel R. Shapiro. Mr. Shapiro is the president, a director and majority shareholder of Shapiro Capital Management Company, Inc., in which capacity he exercises dispositive power over the securities reported herein by Shapiro Capital Management Company, Inc. Mr. Shapiro, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Shapiro has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Shapiro Capital Management Company, Inc.

The aggregate number and percentage of the Issuer's securities to which this
Schedule 13G relates is 1,340,900 representing 4.41% of the Issuer's outstanding shares. The beneficial ownership reported by Samuel R. Shapiro and Shapiro Capital Management Company, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

As of April 30, 2004, Mr. Shapiro owned no shares of the Issuer for his own account. He may be deemed to be the beneficial owner of the 1,340,900 shares as disclosed in Item 4C of the Schedule 13G.

Item 6. Samuel R. Shapiro is the president, director and majority shareholder of Shapiro Capital Management Company, Inc. He owns no shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of his affiliation with Shapiro Capital Management Company, Inc.

Shapiro Capital Management Company, Inc. is an Investment Advisor registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from the securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule 13G applies.

Item 10. Certification.

Date: April 30, 2004

          SAMUEL R. SHAPIRO
          Samuel R. Shapiro, in his
          individual capacity and as
          president of Shapiro Capital Management Company, Inc.

Cusip No. 29255W100                         13G                Page 8 of 8 Pages


                           AGREEMENT RELATIVE TO THE
                             FILING OF SCHEDULE 13G

     THIS AGREEMENT, made as of the 5th day of May 2004, by and between Shapiro Capital Management Company, Inc., a Georgia corporation (an investment adviser registered with under the Section 203 of the Investment Advisers Act of
1940) (the "Adviser"), and Samuel R. Shapiro, president, director and majority shareholder of the Adviser ("Affiliated Person");

                                  WITNESSETH:

     WHEREAS, the Affiliated Person and the Adviser are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following Issuer:

                             Encore Acquisition, Co.
                               Cusip No. 29255W100

     WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule 13G; and

     WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

     WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

     WHEREAS, the Affiliated Person and the Adviser desire to file the Schedule 13G attached hereto on behalf of each of them.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as president of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.

                        SAMUEL R. SHAPIRO
                        Samuel R. Shapiro, in his
                        individual capacity and as
                        president of Shapiro Capital Management Company, Inc.